Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2010

Calgary, Alberta, February 1, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three and nine months ended December 31, 2010.  The three-month period represents the third quarter of NAEP’s 2011 fiscal year.

Conversion to US GAAP

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended December 31, 2010

•	Consolidated revenue increased 19.9% compared to the same period last year, with all three business segments posting year-over-year gains.

•	Project development revenues continued to increase as a result of improving economic conditions and renewed investment in the oil sands, although margins are yet to respond to these improvements.

•	NAEP was awarded two new, long-term recurring services contracts with major oil sands customers for work expected to commence in the fourth quarter.

•	The Piling segment achieved significant volume and margin increases on improving commercial and industrial construction market demand.

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On November 1, 2010, NAEP acquired the assets of Cyntech Corporation, a Calgary-based designer and manufacturer of screw piles and pipeline anchoring systems, as well as a provider of recurring tank maintenance services to the petro-chemical industry.

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Consolidated Financial Highlights

(dollars in thousands,	Three Months Ended December 31,		Nine Months Ended December 31,
except per share amounts)	2010	2009	2010	2009
Revenue	$265,086	$221,175	$683,538	$538,396
Gross profit	$30,807	$47,626	$75,524	$106,562
Gross profit margin	11.6%	21.5%	11.0%	19.8%
General and administrative costs	$16,482	$14,532	$45,497	$43,426
Operating income	$11,254	$31,272	$24,623	$60,347
Operating margin	4.2%	14.1%	3.6%	11.2%
Net income (loss)	$3,742	$14,936	$(4,198)	$29,162
Per share information
Net income (loss) - basic	$0.10	$0.41	$(0.12)	$0.81
Net income (loss) - diluted	$0.10	$0.41	$(0.12)	$0.79

Consolidated EBITDA(1)	$25,309	$43,844	$60,097	$95,216
Capital spending	$11,307	$4,774	$30,108	$48,039
Cash and cash equivalents	$748	$94,877	$748	$94,877

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

“Improving economic conditions and renewed investment in the oil sands contributed to stronger top-line results for the three and nine months ended December 31, 2010,” said Rod Ruston, NAEP’s President and CEO.  “All three of our business segments posted year-over-year revenue gains.  Given that margin movement tends to trail revenue changes by six to nine months, this increase in revenue signals higher demand and bodes well for our margins on our shorter-term contracts and master services agreements in the latter part of calendar 2011.”

For the three months ended December 31, 2010, consolidated revenue increased by 19.9% compared to the same period last year on increased project development revenues.  In the oil sands, the completion of tailings-related construction projects and mine site development projects were key factors.  Outside of the oil sands, improving commercial and industrial construction market conditions and more stable weather conditions led to an increase in the volume of piling projects.  Pipeline revenues were also higher year-over-year as a result of activity on two projects in northern British Columbia (BC).

Recurring services revenues declined in the three-month period, reflecting reduced demand for services at Shell Canada Energy’s (Shell) Jackpine mine during the mine’s commissioning.  Now that this mine has commenced operation, NAEP expects new service opportunities to arise as the mine expands. The decline at Jackpine was partially offset by increased demand for recurring services from Canadian Natural Resources Limited’s (Canadian Natural) Horizon mine while demand from other oil sands customers remained stable.

Gross profit margins were below expectations for the three-month period due to rental costs for equipment that was sourced with an expectation of being used for winter

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reclamation and overburden work starting in late November and continuing through December.  However, this equipment was not put to work until January due to client-related start-up delays.  In addition, the Company incurred losses on two pipeline contracts due to increases in project scope and adverse weather conditions.  Gross profit, Net Income and Consolidated EBITDA for both the three-month and nine-month periods declined year-over-year as a result of these impacts.

“The two pipeline contracts concerned have been substantially completed and we are developing change order requests for the additional costs we incurred,” said Mr. Ruston.  “In Heavy Construction and Mining, while the delayed start-up resulted in a margin impact in the third quarter, the additional rental equipment capacity coupled with our owned equipment gives us the capability to undertake a significant volume of work through the remaining winter months.”

The Company’s cash balance as at December 31, 2010 was $0.7 million, down from $94.9 million as at December 31, 2009.  Approximately half of the reduced cash balance is due to the completion of two strategic initiatives executed by the Company earlier in the year.  The first initiative was the refinancing of the Company’s senior notes in April, during which NAEP successfully reduced its cost of debt and total debt outstanding. The second initiative was NAEP’s successful entry into the screw piling market with the acquisition of Cyntech in November.  The remainder of reduced cash balance is primarily due to near-term higher working capital requirements.

Looking forward, NAEP anticipates some continued margin pressure in the Heavy Construction and Mining segment, with revenue growth continuing to outpace margin growth in the near term.  The Company’s longer term outlook remains positive with an improving economy and new oil sands contracts positioning NAEP for continued growth and eventual margin recovery.

New Contracts

The Company has confirmed the award of two new multi-year contracts with key oil sands producers.  The new awards include a three-year muskeg removal contract with Shell Canada Energy (Shell) and a four-year master services agreement covering a range of activities including muskeg removal, reclamation and site construction projects with another major oil sands customer.  Under the new four-year contract, NAEP has received authorization for approximately $45 million of work to be executed during the winter period. The new muskeg removal contract with Shell is a time and materials contract and is in addition to NAEP’s existing three-year master services agreement with Shell.

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Segment Results

Heavy Construction and Mining

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2010	2009	2010	2009
Segment revenue	$185,325	$183,631	$520,562	$469,512
Segment profit	20,293	36,237	64,774	81,730
Segment profit percentage	10.9%	19.7%	12.4%	17.4%

For the three months ended December 31, 2010, revenue from the Heavy Construction and Mining segment increased $1.7 million to $185.3 million. This gain reflects higher project development activity in the oil sands, including the completion of tailings-related construction projects for Shell and mine development projects for Exxon and Canadian Natural.  Recurring services revenues decreased year-over-year during the commissioning of Shell’s Jackpine mine. The decline in activity at Shell was partially offset by increased activity under the Company’s long-term overburden contract with Canadian Natural and increased reclamation and overburden activity at both Syncrude and Suncor.  For the nine months ended December 31, 2010, segment revenue increased by $51.1 million on higher project development activity.  Recurring services revenues for the nine-month period were lower primarily as a result of reduced demand from Shell related to the commissioning of the Jackpine mine.

For the three months ended December 31, 2010, Heavy Construction and Mining segment profit margin was 10.9% of revenue, compared to 19.7% last year.  The change in segment profit margin reflects continuing competitive pressure on margins, an increased volume of lower-margin overburden removal work in the mix and the cost of equipment rentals secured for November/December work that did not eventuate due to client start-up delays on winter work programs.  Also included in the current period was a loss of margin at Shell due to a contractual pain/gain sharing mechanism whereby NAEP missed its safety performance targets.  Although the financial impact was negative in the third quarter, NAEP typically exceeds these targets.   Similarly, for the nine months ended December 31, 2010, Heavy Construction and Mining profit margin decreased to 12.4% of revenue, from 17.4% last year.  The change in margin reflects the aforementioned impacts plus lower project efficiency resulting from adverse weather conditions earlier in the year.  NAEP is currently developing change order requests to recover costs related to start-up and weather delays in contracts where these are shared risks.

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Piling

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2010	2009	2010	2009
Segment revenue	$37,594	$20,592	$83,303	$50,268
Segment profit	10,324	4,505	16,500	9,139
Segment profit percentage	27.5%	21.9%	19.8%	18.2%

For the three and nine months ended December 31, 2010, Piling segment revenues climbed to $37.6 million and $83.3 million, reflecting increases of  $17.0 million and $33.0 respectively from same periods last year.  Revenue increases in both the three-month and nine-month periods were driven by a higher level of activity in the commercial and industrial construction markets, including an increase in large oil sands projects.  The stronger revenues in the three-month period also reflect the completion of jobs originally delayed by both weather and the late contract awards during the previous quarters.  In addition, current results include a full nine months of contribution from the new piling company in Ontario, compared to five months contribution in the prior-year period, as well as two months of revenue contribution from Cyntech, which was acquired on November 1, 2010.

For the three months ended December 31, 2010, Piling profit margin increased to 27.5% of revenue, from 21.9% last year.  This increase reflects the processing of change-orders outstanding from prior periods and improving market conditions.  For the nine months ended December 31, 2010, segment margins increased to 19.8% from 18.2%, as a result of improving market conditions, partially offset by lower productivity earlier in the first half of the fiscal year due to adverse weather conditions.

Pipeline

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2010	2009	2010	2009
Segment revenue	$42,167	$16,952	$79,673	$18,616
Segment (loss) profit	(1,641)	1,072	(1,485)	1,301
Segment profit percentage	-3.9%	6.3%	-1.9%	7.0%

For the three months ended December 31, 2010, the Pipeline segment increased revenues to $42.2 million, an improvement of $25.2 million compared to a year ago. For the nine months ended December 31, 2010, Pipeline revenues increased to $79.7 million, a year-over-year increase of $61.1 million. The increased segment revenues primarily reflect activity on two projects in northern BC, both of which were substantially completed in the three-month period ended December 31, 2010.

For the three months ended December 31, 2010, the Pipeline segment incurred a loss of $1.6 million compared to segment profit of $1.1 million last year. The change in segment profit reflects reduced productivity related to adverse weather conditions on one contract

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and changes in project scope on a second contract in northern BC. For the nine months ended December 31, 2010, the Pipeline segment incurred a loss of $1.5 million compared to segment profit of $1.3 million last year. This change reflects lower productivity related to start-up delays and adverse weather conditions on one contract and project scope impacts on a second contract in northern BC as well as completion delays on a project in southern BC.  All three projects are unit-price contracts and the Company is currently developing change-order requests for start-up delays, weather impacts and changes to project scope in accordance with the terms of the contracts.

Outlook

While improving economic conditions and increased opportunities are starting to provide some relief from the competitive margin pressure experienced over the past 12 to 18 months, NAEP expects that revenue growth will continue to outpace margin growth in the near term.  Longer term, the Company’s outlook continues to improve as a result of growing demand and recent contract wins described above under “New Contracts.”

Work on the Company’s existing long-term overburden removal contract with Canadian Natural could be temporarily affected by a fire that damaged the Horizon Mine’s upgrader, however, the customer’s initial assessment appears to suggests that the impact on NAEP is expected to be minimal.  To date, there has been no request for a slowdown in production.  However, should a production adjustment be required, NAEP believes that some equipment can be profitably redeployed to other customers’ sites to lessen the impact. Overall, the Company expects its recurring services work to increase through the fourth quarter and into fiscal 2012.

High oil prices and a renewed commitment among oil sands producers continue to support a positive outlook for new oil sands project developments.  Syncrude recently announced capital spending plans that include an investment of $480 million in tailings management, four mine train relocations to be completed by 2014 and further development of the Aurora South mine.  Suncor also recently announced 2011 capital plans that include an investment of $670 million in tailings management, as well as development of the Fort Hills mine, Voyageur upgrader and Joslyn mine in partnership with Total.  These and other developments are expected to translate into increased project tendering opportunities during the next fiscal year.

In the Piling segment, activity levels are expected to be moderate in the fourth quarter, however, the longer-term outlook remains positive.  Improving conditions in the commercial and industrial construction markets, growing opportunities in the oil sands and the recent acquisition of Cyntech are expected to generate new opportunities.  In particular, the innovative screw pile technology acquired through Cyntech enhances NAEP’s ability to access SAGD oil sands projects. In the Pipeline division, fourth quarter activity is expected to be minimal and the Company expects to be focused on negotiating the settlement of change orders and evaluating and bidding some significant pipeline work which has recently been put out to

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tender.  While some improvement in market demand is anticipated during fiscal 2012, conditions in this market remain challenging.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three and nine months ended December 31, 2010 tomorrow, Wednesday, February 2, 2011 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through March 2, 2011 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 366296).

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

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•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2010	2009	2010	2009
Net income (loss)	$3,742	$14,936	$(4,198)	$29,162
Adjustments:
Interest expense	7,193	6,764	22,630	19,725
Income taxes	2,374	6,540	3,857	10,401
Depreciation	10,501	10,543	26,758	30,693
Amortization of intangible assets	992	528	2,252	1,438
Unrealized foreign exchange gain on senior
notes	-	(5,120)	-	(42,720)
Realized and unrealized (gain) loss on derivative
financial instruments	(2,040)	8,010	(340)	43,185
Loss on disposal of property, plant and
equipment and assets held for sale	1,720	1,392	2,276	1,417
Stock-based compensation expense	468	349	1,662	1,981
Equity in loss (earnings) of unconsolidated joint
venture	359	(98)	876	(66)
Loss on debt extinguishment	-	-	4,324	-
Consolidated EBITDA	$25,309	$43,844	$60,097	$95,216

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe",

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"expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: that work will commence in the fourth quarter under the Company’s two new long-term recurring services contracts; that the Company will undertake a significant volume of work through the remaining winter months; that revenue growth will continue to outpace margin growth in the near term; that if a production adjustment is made with respect to the long-term overburden removal contract with Canadian natural, that some equipment can be profitably redeployed to other customers’ sites to lessen the impact of the adjustment; that oil sands project developments will translate into more project tendering opportunities for the Company during the next fiscal year; that activities in the Piling segment will be moderate in the fourth quarter and positive in the longer-term; that improving conditions in the commercial and industrial construction markets, growing opportunities in the oil sands and the recent acquisition of Cyntech will generate new opportunities; that activities in the Pipeline division will be minimal in the fourth quarter; and that demand will improve in the Pipeline market.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three and nine months ended December 31, 2010. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

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For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca